

May 19, 2024

Tralisa Maraj
Chief Financial Officer
LiveWire Group, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: LiveWire Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-41511**

Dear Tralisa Maraj:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Exhibits 31.1 and 31.2 CEO and CFO Certifications, page 1

1. We note that your Section 302 Certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. In light of the fact that the transition period that allows for these omissions has ended, this disclosure is required in the Form 10-K for the year ended December 31, 2023. Please file an amendment to include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Your Form 10-Q for the quarter ended March 31, 2024 should be similarly amended.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing